UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-33768

FANHUA INC.

60/F, Pearl River Tower

No.15 West Zhujiang Road

Tianhe District, Guangzhou 510623

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”) is furnishing an updated press release on this Form 6-K to correct certain error made in the press release titled “Fanhua Announces Changes to the Board of Directors and Management Team”, which was filed with the Securities and Exchange Commission as Exhibit 99.1 to the Form 6-K on October 1, 2024 (the “Original Announcement”).

In the Original Announcement, the Company disclosed the professional experience of the newly appointed chairperson of the board of Fanhua. The Original Announcement incorrectly stated that “Ms. Nguyen has over 10 years of investment management experience. Since October 2019, she has been serving as Deputy Director of International Investment Strategy at Voyager Labs Limited, a global leader in advanced AI-based survey solutions, enabling global organizations to gain in-depth investigative insights on entities, individuals, groups and topics. She also served as vice president of Doji group (formerly TTD Technology Development and Trading Company) from 2016 to 2019. Previously, Ms.Nguyen served as head of investment at VNG Corporation from 2013 to 2016. VNG Corporation is Vietnam’s leading local digital AI ecosystem, providing diverse products and services through four key business units: gaming, communications and media, fintech and digital services. From 2010 to 2013, she served in management roles for the Empower Consulting Group. Ms. Nguyen obtained her bachelor’s degree in international business from Vietnam National University in 2008 and her MBA degree from Hanoi University of Science and Technology (“HUST”) in 2009.” Instead, it should be replaced entirely with “Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of WEALTH WILL LIMITED, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.” Exhibit 99.1 attached hereto corrects this statement. Except for the above, there are no other changes to the Original Announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fanhua Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: October 9, 2024

Exhibit Index

Exhibit No.	Description.
Exhibit 99.1	Press Release

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